# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3-33, 2-chome Utajima, Nishiyodogawa District, Osaka, Japan (M0), 00000
Date of event which requires filing of this statement: 04/30/2026
Amends the filing with accession number 0000898432-26-000092
Filed by CIK 0002101596
Persons authorized to receive notices and communications: Elements Corporate Svcs. Ltd., Room 1604, 16/F, OfficePlus @Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong (K3), 00000, 852-2175-3988

## Reporting persons
- Elements Corporate Services Ltd (CIK 0002101596): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 3,196,343; sole dispositive power 0; shared dispositive power 3,196,343; aggregate amount beneficially owned 3,196,343 (38% of the class)
  Comment: Note to Rows 8, 10 and 11: The above-referenced shares of common stock, $0.01 par value per share (the "Common Stock"), of FiEE, Inc. (the "Issuer") beneficially owned by Elements Corporate Services Limited, a Hong Kong limited company ("Elements"), consist of (i) 76,513 shares of Common Stock issuable upon conversion of 54,652 shares of Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Convertible Preferred Stock"), which are currently convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock (the "Ratio") and (ii) 3,119,830 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Amendment No. 1 to the Schedule 13D ("Amendment No. 1") are based on 8,405,111 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) ("Rule 13d-3(d)(1)") of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), calculated as the sum of 8,328,598 shares of Common Stock outstanding as of April 27, 2026 according to records of the Issuer, plus 76,513 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Elements.
- Wong Man Ching (CIK 0002105788): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 3,196,343; sole dispositive power 0; shared dispositive power 3,196,343; aggregate amount beneficially owned 3,196,343 (38% of the class)
  Comment: Note to Rows 8, 10 and 11: The above-referenced shares of Common Stock beneficially owned by Wong Man Ching consist of (i) 76,513 shares of Common Stock issuable upon conversion of 54,652 shares of Series A Convertible Preferred Stock, which are currently convertible into shares of Common Stock per the Ratio and (ii) 3,119,830 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Amendment No. 1 are based on 8,405,111 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of8,328,598 shares of Common Stock outstanding as of April 27, 2026 according to records of the Issuer, plus 76,513 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Wong Man Ching.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: 3-33, 2-chome Utajima, Nishiyodogawa District, Osaka, Japan (M0), 00000
Comment: This Amendment No. 1 amends and supplements the Schedule 13D filed by Elements and Wong Man Ching (collectively, the "Reporting Persons") on February 12, 2026 (the "Schedule 13D"). This Amendment No. 1 is being filed solely due to an increase in the Issuer's total number of outstanding shares of Common Stock and not as a result of any transactions by the Reporting Persons. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as reported on this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported by this Amendment No. 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Agreement, dated May 4, 2026.

## Signatures
- Elements Corporate Services Ltd: /s/ Wong Man Ching, Wong Man Ching, Sole Director (05/04/2026)
- Wong Man Ching: /s/ Wong Man Ching, Wong Man Ching (05/04/2026)